December 11, 2018

VIA EDGAR TRANSMISSION

Ms. Christine Westbrook

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	CONTRAFECT CORPORATION

Registration Statement on Form S-3 (Registration No. 333-228626)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-228626) (the “Registration Statement”) of ContraFect Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on December 13, 2018, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours, CONTRAFECT CORPORATION
By:	/s/ Natalie Bogdanos
	Name:	Natalie Bogdanos
	Title:	General Counsel and Corporate Secretary

cc:	Peter N. Handrinos, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP